InterOil Sets Fourth Quarter and Annual Financial Results 2011 Conference Call Date

PORT MORESBY, Texas and HOUSTON, March 12, 2012 /PRNewswire/ --InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it will release financial and operating results for the fourth quarter and full year of 2011 before the market opens for trading on Monday, March 19th, 2012 with full text of the news release and accompanying financials available on the company's website at www.interoil.com. A conference call will be held on Monday, March 19th, 2012, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (612) 332-0345. A replay of the broadcast will be available soon afterwards on the website.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800